

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Edward J. Prajzner
Senior Executive Vice President and Chief Financial Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550

> **Re: Mistras Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-34481**

Dear Edward J. Prajzner:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services